Exhibit 2

Operating and Financial Review

for the period ended 30 June 2008

Six months ended June 2008 compared with six months ended June 2007

WPP Group plc and subsidiaries’ (the “Group”) results for the six months ended 30 June 2008 represented record levels of performance throughout all regions and sectors of the business and reflected good revenue and operating profit growth. Operating margin improved in line with objectives.

Management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one period to the next. Further, management reviews the Group’s businesses on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods.

Reportable revenue was up 14.3% at £3.339 billion. Revenue on a constant currency basis, was up 8.1% compared with the first half of 2007, chiefly reflecting the strength of the Euro against the £ sterling in the first six months of 2008. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 4.3% in the first half.

The following table reconciles reported revenue growth for June 2008 and 2007 to like-for-like revenue growth for the same periods.

	£m
June 2007 Reportable Revenue	2,921
Impact of exchange rate changes	181	6.2%
Changes in scope of consolidation	111	3.8%
Like-for-like growth	126	4.3%

June 2008 Reportable Revenue	3,339

Reported operating profit was up 18.2% to £377.8 million for the first half of 2008.

Headline profit before interest and taxation (profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates) was up 18.4% (9.2% in constant currencies) to £453.4 million from £383.1 million, giving an operating margin of 13.6% against 13.1% in the first half of 2007.

Before short-term and long-term incentives (including the cost of share-based compensation), operating margins were almost flat at 16.1%. Short and long-term incentives and the cost of share-based incentives amounted to £84.1 million compared to £92.2 million last year, partly as a result of currency movements, and partly the first half impact of additional investment in staff and space costs.

On a reported basis the Group’s staff cost to revenue ratio, including incentives, remained at 59.9% in the first half of 2008, the same as achieved in the same period last year, even after a continued investment in people.

Finance income was £70.1 million compared with £57.7 million in 2007. Finance costs (excluding the revaluation of financial instruments) were £134.4 million compared with £102.8 million in 2007. Therefore, net finance costs (excluding the revaluation of financial instruments) were £64.3 million compared with £45.1 million in 2007, an increase of £19.2 million, reflecting higher levels of net debt as a result of net acquisition investments and share repurchases over the previous twelve months.

Reported profit before tax rose by 15.1% to £338.5 million from £294.1 million.

The tax rate on profit before tax was 29.9%, down 1.0 percentage points on the first half 2007 rate of 30.9%.

Profits attributable to share owners rose by 14.5% to £208.2 million from £181.9 million.

Diluted reported earnings per share were up 21.1% to 17.8p and up 6.4% in constant currencies.

The Board has declared an increase of 20% in the interim ordinary dividend to 5.19p per share. The record date for this interim dividend is 10 October 2008, payable on 10 November 2008.

Review of Operations

Revenue by Region

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2008:

Region	Constant Currency¹ Revenue as a % of Total Group	Reported Revenue Growth Six months ended 30 June 2008	Constant Currency¹ Revenue Growth Six months ended 30 June 2008	Like-for-like[2] Revenue Growth Six months ended 30 June 2008
		%	%	%
North America	37.3	7.0	6.5	2.1
United Kingdom	14.0	4.6	4.6	2.5
Continental Europe	25.9	20.5	4.8	3.2
Asia Pacific, Latin America, Africa & Middle East	22.8	26.7	17.6	10.7

TOTAL GROUP	100.0	14.3	8.1	4.3

¹	Constant currency growth excludes the effects of currency movements
[2]	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

On a constant currency basis, the Group grew at over 8% and all regions continued to show growth. In North America, revenues were up 6.5%. In Europe, the United Kingdom was up 4.6% and Continental Europe up 4.8%. Central and Eastern Europe was up over 19%, Asia Pacific, Latin America, Africa and the Middle East were up over 17%. Again, the world grew at three speeds. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe grew fastest and the United Kingdom and Western Continental Europe slowest, with North America and Spain generally in between. The United States continued to grow, with revenue growth in the first half up 5.8%, on a constant currency basis.

Asia Pacific, Latin America, Africa and the Middle East, continued to be the fastest growing region, with revenues up over 17%, accelerating in the second quarter. Asia Pacific (including Australia and New Zealand and Japan) remained strong, with revenues up over 8%. Mainland China and India continued the rapid growth seen in 2007, with first half like-for-like revenues up over 17% and almost 26% respectively, with India growing at over 30% in the second quarter. Continental Europe was up 4.8%, with Central and Eastern Europe particularly strong at over 19%. The United Kingdom remained marginally the slowest growing region, with revenues up 4.6%.

The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, accounted for over 25% of the Group’s revenues in the first half of 2008, compared to 23% in the first half of last year.

Revenue by Communications Services Sector and Brand

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2008:

Communications Services Sector	Constant Currency[1] Revenue as a % of Total Group	Reported Revenue Growth Six months ended 30 June 2008	Constant Currency[1] Revenue Growth Six months ended 30 June 2008	Like-for-like[2] Revenue Growth Six months ended 30 June 2008
		%	%	%
Advertising, Media Investment Management	45.1	11.5	4.3	3.8
Information, Insight & Consultancy	14.6	12.7	7.2	5.0
Public Relations & Public Affairs	10.8	13.8	9.0	7.5
Branding & Identity, Healthcare and Specialist Communications	29.5	20.1	14.7	3.5

TOTAL GROUP	100.0	14.3	8.1	4.3

[1]	Constant currency growth excludes the effects of currency movements
[2]	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

Media investment management continued to show the strongest growth of all our communications services, along with direct, internet and interactive, public relations and public affairs and information, insight and consultancy. Direct and digitally-related activities now account for 25% of the Group’s total revenues, which are running at the rate of approximately $13 billion per annum.

Public relations and public affairs continued the strong growth, which started in 2006, continued throughout 2007 and into the first half of 2008, with constant currency revenues up 9.0%, reflecting the positive impact on the sector’s growth of fact-based polling techniques and social networking on the web, which demonstrates the increased effectiveness of editorial publicity over paid for publicity.

Almost 55% of the Group’s revenues came from outside advertising and media investment management, in the first half of 2008, compared to over 53% last year.

Advertising and Media Investment Management

On a constant currency basis, advertising and media investment management revenues grew by 4.3%, slightly up on the first quarter, with like-for-like revenue growth of 3.8%. Reported operating margins were up by 1.2 margin points to 15.9%.

Information, Insight and Consultancy

The Group’s information, insight and consultancy businesses growth improved in the second quarter, with first half revenues, on a constant currency basis, up 7.2%. Reported operating margins were up by 0.4 margin points to 10.1%.

Public Relations and Public Affairs

In constant currencies, the Group’s public relations and public affairs revenues rose by 9.0%, with like-for-like growth of 7.5%. Reported operating margins were up by 1.4 margin points to 16.1%.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications (including direct, internet and interactive) constant currency revenues were up 14.7%. Reported operating margins were down by 0.9 margin points to 10.7%. Particularly good performances were registered by several companies in this sector in the first half—including, in promotion and direct marketing OgilvyAction, OgilvyOne, RMG Connect, Wunderman, 24/7 Real Media and Schematic; in branding and identity Addison, The Brand Union, Lambie-Nairn and VBAT; and in specialist communications, The Farm, The Food Group, Headcount, Metro Group and Spafax.

Cash Flow and Balance Sheet

A summary of the Group’s unaudited cash flow statement and balance sheet and notes as at 30 June 2008 are provided in Exhibit I.

In the first half of 2008, operating profit was £378 million, depreciation, amortisation and impairment £125 million, non-cash share-based incentive charges £30 million, net interest paid £67 million, tax paid £84 million, capital expenditure £74 million and other net cash inflows £11 million. Free cash flow available for working capital requirements, debt repayment, acquisitions and share re-purchases was, therefore, £319 million. This free cash flow was absorbed by £176 million in net cash acquisition payments and investments (of which £100 million was for initial acquisition payments net of disposal proceeds, £30 million was for earnout payments, £43 million for investments and the balance of £3 million related to prior year loan note redemptions), and £112 million by share re-purchases, a total outflow of £288 million. This resulted in a net cash inflow of £31 million, before any changes in working capital.

The Group bases its internal cash flow objectives on free cash flow. Free cash flow is a non-GAAP financial measure. Management believes free cash flow is meaningful to investors because it is the measure of our funds available for acquisition-related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below.

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Cash generated by operations	(31.2)	115.7	1,120.6
Plus:
Interest received	33.3	17.4	102.6
Investment income	1.7	4.0	3.1
Dividends received from associates	14.8	16.2	28.0
Share option proceeds	5.9	21.4	34.8
Movements in working capital and provisions	572.5	348.7	(25.4)
Proceeds on disposal of property, plant and equipment	6.7	6.6	8.3
Less:
Interest and similar charges paid	(99.9)	(84.3)	(212.0)
Purchases of property, plant and equipment	(67.8)	(66.1)	(151.1)
Purchases of other intangible assets (including capitalised computer software)	(6.2)	(6.1)	(19.7)
Corporation and overseas tax paid	(84.1)	(76.2)	(151.0)
Dividends paid to minority shareholders in subsidiary undertakings	(26.4)	(20.4)	(38.9)
Free Cash Flow	319.3	276.9	699.3

Because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others, though our cash resources could be used to repay the debt concerned, management believes that net debt, also a non-GAAP financial measure, is an appropriate and meaningful measure of the debt levels within the Group. We similarly believe average net debt to be a more accurate reflection of the amount of debt the Group has supporting its activities through the year.

The following table is an analysis of net debt.

	30 June 2008	30 June 2007	31 December 2007
	£m	£m	£m
Cash and short-term deposits	1,276.9	755.5	2,040.2
Bank overdrafts and loans due within one year	(771.0)	(410.6)	(1,585.9)
Bonds and bank loans due after one year	(2,363.1)	(1,609.4)	(1,740.0)
Net debt	(1,857.2)	(1,264.5)	(1,285.7)

Average net debt in the first six months of 2008 rose by £621 million to £1,873 million, compared to £1,252 million in 2007, at 2008 exchange rates. On 30 June 2008 net debt was £1,857 million, against £1,264 million on 30 June 2007, an increase of £593 million. These figures reflect the level of acquisition activity and share buy-backs for the previous twelve months.

In the first half of 2008, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been concentrated in advertising and media investment management in the United States, the United Kingdom, France, the Netherlands, Switzerland, Ukraine, the Middle East, Chile, Guatemala and China; in information, insight & consultancy in the United States, the United Kingdom, Spain and India; in public relations and public affairs in the United Kingdom and China; in direct, internet and interactive in the United States, China (digital), India, Japan (digital) and Malaysia. On 9 July, WPP announced an offer to acquire the whole of the issued share capital of Taylor Nelson Sofres plc (“TNS”), on the basis of 173 pence in cash and 0.1889 of a WPP ordinary share for every TNS share. On 29 October 2008, the offer became wholly unconditional and based on the WPP closing share price on that day of 332.5 pence per share, WPP’s offer values a TNS share at approximately 235.8 pence and values the TNS equity at approximately £1.0 billion. TNS, which is one of the world’s leading market research brands, will retain its identity, whilst becoming part of Kantar, the Group’s information, insight and consultancy business. Together, they will rank as one of the world’s leading data and information groups alongside Nielsen and will enable the Group to broaden its offer in holding or parent company initiatives.

In addition to increasing the interim dividend by 20% to 5.19p per share, the Company continued to focus on examining the alternative between increasing dividends and accelerating share buy-backs. Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4-5% of the Group’s share capital in 2007 and 2008, 18.8 million ordinary shares, equivalent to 1.6% of the share capital, were purchased at an average price of £5.96 per share and total cost of £112.2 million in the first half. All of these shares were purchased in the market and subsequently cancelled. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value, than sporadic buy-backs. The Group is currently running at an annual rate of share buybacks of slightly over 3%, partly reflecting the requirement to withdraw from the market in the midst of the bid for TNS.

Including associates, the Group currently employs over 116,000 full-time people in over 2,000 offices in 106 countries. It services over 340 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 550 national or multi-national clients in three or more disciplines. More than 320 clients are served in four disciplines and these clients account for 56% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with almost 260 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

The Group’s profit performance in the first half of the year was strong, despite the general economic tightening in the United States and Western Europe in the second quarter. The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, continue too show double digit revenue growth, with the United Kingdom and Western Continental Europe improving in the second quarter, although they remain at mid single-digit rates. The United States, despite the continuing uncertainties surrounding the financial markets continued to grow, with revenues on a constant currency basis up 5.8%.

Functionally, media investment management (which is a stronger growing part of what some call our advertising revenues), public relations and public affairs, direct, internet and interactive and information, insight and consultancy, continued to grow strongly. Healthcare communications, particularly in the United States owing to FDA non-approvals of new drugs, some project-based specialist communications activities and traditional advertising in the mature markets of the United States, United Kingdom, France, Germany, Italy and Spain, performed at or below the Group’s revenue growth for the period.

Scheme of Arrangement

On November 19, 2008, WPP Group plc (“WPP”) completed a reorganization of its corporate structure through a scheme of arrangement, which we refer to as the “Scheme”, pursuant to Part 26 of the Companies Act

2006 of the United Kingdom. As a result of the Scheme, WPP plc, a company incorporated under the laws of Jersey, became the new parent company of the WPP group and its subsidiaries. In the Scheme, all of the outstanding ordinary shares of WPP were cancelled, WPP issued new ordinary shares to WPP plc so that WPP is now an indirect, wholly-owned subsidiary of WPP plc, and holders of WPP ordinary shares received one WPP plc ordinary share for each WPP ordinary share cancelled under the Scheme. WPP was renamed WPP 2008 Limited.